Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street

Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

April 27, 2026

Item 3.	News Releases

A news release announcing the material change was disseminated on April 27, 2026 through GlobeNewswire distribution network, and a copy was filed on NervGen’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Changes

On April 27, 2026, the Company announced the appointment of Keith Vendola, MD, MBA (“Dr. Vendola”), as Chief Financial Officer (“CFO”), effective immediately.

Item 5.	Full Description of Material Changes

On April 27, 2026, the Company announced the appointment of Dr. Vendola, MD, MBA, as CFO, effective immediately.

Dr. Vendola will lead the Company’s financial strategy and operations, including capital markets activity, financial planning, corporate development and supporting strategic initiatives. With more than two decades of experience spanning financial and strategic roles at clinical-stage biopharmaceutical companies, healthcare investment banking, corporate strategy, and scientific research, Dr. Vendola brings a distinctive combination of capital markets, operational, and medical expertise to NervGen.

Dr. Vendola earned his MBA in finance from Northwestern's Kellogg School of Management, MD from Dartmouth Medical School, and BA in psychology, with honors, from the College of the Holy Cross. He completed an executive education program in strategic negotiations at Harvard Business School and was a research fellow at the National Institutes of Health.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

Adam Rogers, President and Chief Executive Officer

112-970 Burrard Street

Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

April 27, 2026.